UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization CNPJ/ME No. 76.535.764/0001-43 NIRE 33.3.0029520-8 Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) informs to its shareholders and the market in general that the Board of Directors of the Company appointed, on this date, Ms. Claudia Quintella Woods to hold the vacant position on the Board of Directors for the remainder of the term of office established in item 6.1 of the minutes of the Shareholders’ General Meeting held on September 17, 2018, in accordance with article 150 of Law No. 6,404/76, of Clause 9.6 of the Judicial Reorganization Plan and of the sole paragraph of Article 30 of the Company’s Bylaws.

With strategic planning, marketing and sales experience and proven expertise in digital start-ups and multinational companies, Ms. Claudia Woods holds a Bachelor of Arts degree from Bowdoin College, with double major in Environmental Sciences and Spanish and minor in Economics. She holds a Master degree in Business Administration from the COPPEAD Institute of the Federal University of Rio de Janeiro (Universidade Federal do Rio de Janeiro - UFRJ) and also holds a certificate of executive education on Building Ventures in Latin America from Harvard Business School. She has been the General Manager of Uber Brasil since February 2019 and has also acted as Retail Director of Banco Original and as Executive Superintendent of Digital Channels (Corporate and Retail) of the aforementioned bank. Prior to that, she held the positions of Chief Executive Officer of Webmotors.com, Marketing and Digital Product Director of Walmart.com, Chief Executive Officer of Netmovies, Chief Marketing and Intelligence Officer for Latin America of Clickon, General Manager of Predicta, Senior Product Group Manager of L’Oréal Brazil, Relationship Marketing Manager of Ibest Company and Senior Consultant of Kaiser Associates.

Ms. Claudia Woods’ appointment reinforces the complementary, multisectorial profile, with extensive experience in operating in national and international markets, of Oi’s Board of Directors, which has now ten independent members.

Rio de Janeiro, March 4, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer